Advanced Mineral Technologies, Inc.

November 8, 2010

Karl Hiller
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 3561
Washington , D.C. 20549

Re:           Advanced Minerals Technologies, Inc. (the “Company”)
Item 4.01 Form 8-K
Filed November 4, 2010
File No.:  0-16602

Dear Mr. Hiller:

In response to your letter of November 8, 2010, please find attached the amended Form 8-K wherein we have included the language requested in your letter.

ACKNOWLEDGEMENT

Advanced Mineral Technologies, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or questions please do not hesitate to contact the undersigned.  Thank you.

Advanced Minerals Technologies, Inc.

/s/ H. Phil Cash
__________________
H. Phil Cash

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1805 N. Carson Street, #150 - Carson City - NV 89701